4/13

03007152

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Maximus Ventures Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 4410 FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/5/03

82-4410

AR/S
9-30-02

03 FEB 13 AM 7:21

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
MAXIMUS VENTURES LTD. (formerly Essex Resource Corporation)	02	09	30	02	12	23

ISSUER ADDRESS				
408 – 837 WEST HASTINGS STREET				
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6C 3N6	ISSUER FAX NO. 604-685-6493	ISSUER TELEPHONE NO. 604-685-6851
CONTACT PERSON BARBARA DUNFIELD		CONTACT'S POSITION DIRECTOR		CONTACT TELEPHONE NO. 604-685-6851
CONTACT EMAIL ADDRESS N/A		WEB SITE ADDRESS N/A		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"BARBARA DUNFIELD"	BARBARA DUNFIELD	03	01	28
"IAN ROZIER"	IAN ROZIER	03	01	28

FIN51-901F Rev.2000/12/19

MAXIMUS VENTURES LTD.
(formerly Essex Resource Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Maximus Ventures Ltd. (formerly Essex Resource Corporation)

We have audited the consolidated balance sheets of Maximus Ventures Ltd. (formerly Essex Resource Corpora tion) as at September 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the fin ancial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significan t estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

December 23, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

MAXIMUS VENTURES LTD.
(formerly Essex Resource Corporation)
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30

	2002	2001
ASSETS		
Current		
Cash and equivalents	$ 29,315	$ 312,372
Receivables	3,288	7,324
Marketable securities	-	5,000
Prepaid expenses	14,445	14,240
Due from related parties (Note 3)	50,597	26,226
	97,645	365,162
Capital assets (Note 5)	18,375	52,234
	$ 116,020	$ 417,396
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 94,321	$ 137,579
Current portion of capital lease obligation	34,102	4,125
	128,423	141,704
Capital lease obligation (Note 6)	-	34,102
	128,423	175,806
Shareholders' equity		
Capital stock (Note 7)	23,751,854	23,751,854
Deficit	(23,764,257)	(23,510,264)
	(12,403)	241,590
	$ 116,020	$ 417,396

Nature and continuance of operations (Note 1)
Commitment (Note 11)
Subsequent event (Note 13)
On behalf of the Board:

"Barbara Dunfield" Director "Ian Rozier" Director

The accompanying notes are an integral part of these consolidated financial statements.

MAXIMUS VENTURES LTD.
(formerly Essex Resource Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED SEPTEMBER 30

	2002	2001
EXPENSES		
Accounting and auditing	$ 13,150	$ 17,650
Administration fees	4,750	16,284
Amortization	12,880	19,849
Consulting fees	75,225	190,267
Corporation capital tax	-	7,043
Legal fees	1,892	12,214
Management fees	30,000	72,000
Office and miscellaneous	16,924	24,932
Property investigation	-	15,422
Regulatory fees	5,980	17,219
Rent and telephone	37,244	59,948
Shareholder information and investor relations	26,879	80,987
Transfer agent fees	7,845	7,624
Travel and related costs	27,008	35,611
Loss before other items	(259,777)	(577,050)
OTHER ITEMS		
Interest income	1,365	15,943
Loss on disposal of capital assets (Note 8)	(15,321)	-
Write-off of petroleum and natural gas properties (Note 4)	-	(3,570,465)
Write-down of marketable securities	(5,000)	(24,846)
Recovery of expenses	24,740	-
	5,784	(3,579,368)
Loss for the year	(253,993)	(4,156,418)
Deficit, beginning of year	(23,510,264)	(19,353,846)
Deficit, end of year	$ (23,764,257)	$ (23,510,264)
Basic and diluted loss per share	$ (0.10)	$ (1.63)
Basic and diluted weighted average number of shares	2,556,966	2,556,966

The accompanying notes are an integral part of these consolidated financial statements.

MAXIMUS VENTURES LTD.
(formerly Essex Resource Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOW
YEAR ENDED SEPTEMBER 30

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (253,993)	$ (4,156,418)
Items not affecting cash:		
Amortization	12,880	19,849
Loss on disposal of capital assets	15,321	-
Write-off of petroleum and natural gas properties	-	3,570,465
Write-down of marketable securities	5,000	24,846
Changes in non-cash working capital items:		
Increase in amounts due from related parties	(18,713)	(2,258)
Decrease in receivables	4,036	1,496
(Increase) decrease in prepaid expenses	(205)	14,664
Increase (decrease) in accounts payable and accrued liabilities	(43,258)	1,708
Net cash used in operating activities	(278,932)	(525,648)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital lease obligations	(4,125)	(3,808)
Net cash used in financing activities	(4,125)	(3,808)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	-	(2,486)
Petroleum and natural gas properties	-	(1,919,807)
Recovery of expenses from petroleum and natural gas properties	-	402,933
Net cash used in investing activities	-	(1,519,360)
Decrease in cash and equivalents during the year	(283,057)	(2,048,816)
Cash and equivalents, beginning of year	312,372	2,361,188
Cash and equivalents, end of year	$ 29,315	$ 312,372
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 2,919	$ 3,236

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company previously abandoned its interests held in various petroleum and natural gas properties and is in the process of reorganizing and re-evaluating its business operations and future opportunities. The Company currently trades on the TSX Venture Exchange ("TSX") under an inactive status.

During the current year, the Company changed its name from Essex Resource Corporation to Maximus Ventures Ltd. and consolidated its capital stock on a 10:1 basis. All capital stock figures in these financial statements have been retroactively adjusted to reflect the consolidation.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2002	2001
Deficit	$ (23,764,257)	$ (23,510,264)
Working capital (deficiency)	(30,778)	197,232

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Essex Resource (Barbados) Corporation, a company incorporated under the laws of Barbados. Significant inter-company balances and transactions have been eliminated upon consolidation.

Cash and equivalents

Cash and equivalents represent highly liquid market investments with original maturity of three months or less.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Marketable securities

Marketable securities are valued at the lower of cost or fair market value. As at September 30, 2002, the fair market value of the marketable securities is $Nil (2001 - $5,000).

Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in cost centres on a country-by-country basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling both productive and non-productive wells. Proceeds from the disposal of petroleum and natural gas properties are applied against capitalized costs, unless such a disposal would alter the rate of depletion by 20% or more, in which case a gain or loss is recognized in income.

Capital assets and amortization

Capital assets are recorded at cost and amortized at the following annual rates:

Computer equipment	30% declining balance
Office equipment	20% declining balance
Vehicle under capital lease	30% declining balance

Stock-based compensation plans

The Company grants stock options in accordance with the policies of the TSX. No compensation expense is recognized when stock options are granted. Consideration paid for the shares on exercise of the stock options is credited to capital stock.

Financial instruments

The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and capital lease obligation. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carry values, unless otherwise noted.

Foreign currency translation

Financial statements of the Company's foreign subsidiary are translated using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. **DUE FROM RELATED PARTIES**

Amounts due from a director and a company with common directors are non-interest bearing, unsecured and with no fixed terms of repayment.

4. **PETROLEUM AND NATURAL GAS PROPERTIES**

	2002	2001
Balance, beginning of year	$ -	$ 2,053,591
Additions during the year	-	1,919,807
Recovery of expenses	-	(402,933)
	-	3,570,465
Written-off during the year	-	(3,570,465)
Balance, end of year	$ -	$ -

4. **PETROLEUM AND NATURAL GAS PROPERTIES** (co nt'd...)

The Company previously entered into an agreement to acquire 20% of the issued capital stock of Santa Catalina (Algeria) Ltd. ("SLM Algeria"), a company which, through its wholly owned subsidiary, Santa Catalina L. H. Lundin (Algeria) Ltd. ("SLM Lundin"), entered into an agreement to acquire a 25% participating interest in an oil and gas concession in Algeria.

In fiscal 2001, management decided to abandon the project due to unsuccessful results and accordingly, related costs of $3,570,465 were written-off to operations.

5. **CAPITAL ASSETS**

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ -	$ -	$ -	$ 56,244	$ 41,484	$ 14,760
Office equipment	-	-	-	31,747	20,524	11,223
Vehicle under capital lease	44,120	25,745	18,375	44,120	17,869	26,251
	$ 44,120	$ 25,745	$ 18,375	$ 132,111	$ 79,877	$ 52,234

6. **CAPITAL LEASE OBLIGATION**

Future minimum lease payments under capital lease are as follows:

	2002	2001
Total minimum lease payments	$ 35,218	$ 42,262
Less: amount representing interest	(1,116)	(4,035)
Balance of obligation	34,102	38,227
Less: current portion	(34,102)	(4,125)
	$ -	$ 34,102

7. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
Issued			
As at September 30, 2000, 2001 and 2002	2,556,966	$	23,751,854

Stock options

The Company follows the policies of the TSX under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant.

Pursuant to the terms of TSX Policy 2.6, the Company being an inactive issuer cannot grant new incentive stock options and its insiders cannot exercise previously granted stock options.

Stock option transactions and the number of stock options outstanding are s ummarized as follows:

	Number of Options		Weighted Average Exercise Price
As at September 30, 2000	310,000	$	4.20
Options granted	-		-
Options cancelled/expired	(70,000)		4.80
Options exercised	-		-
As at September 30, 2001	240,000		4.00
Options granted	-		-
Options cancelled/expired	(240,000)		4.00
Options exercised	-		-
As at September 30, 2002	-	$	-
Number of options currently exercisable	-	$	-

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid consulting fees of $72,000 (2001 - $142,000) to a company controlled by a director.

b) Paid management fees of $30,000 (2001 - $72,000) to a company controlled by a director.

c) Paid administration fees of $4,750 (2001 - $16,284) to the former secretary of the Company.

d) Paid rent expense of $6,000 (2001 - $Nil) to a company controlled by a director.

e) During the current year, the Company sold capital assets with a book value of $20,978 to a company controlled by common directors for $5,657, resulting in a loss on disposal of $15,321.

As at September 30, 2002, prepaid expenses included $14,445 (2001 - $13,840) paid to companies controlled by common directors of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2002		2001
Loss for the year	$	(253,993)	$	(4,156,418)
Income taxes at statutory rate of 37.6% (2001 – 44.62%)	$	(95,501)	$	(1,854,594)
Non-deductible expenses		12,484		1,613,084
Unrecognized benefit of non-capital losses		83,017		241,510
Total income taxes	$	-	$	-

9. **INCOME TAXES** (cont'd...)

The significant components of the Company's future income taxes assets are as follows:

		2002		2001
Future income tax assets:				
Non-capital loss carryforwards	$	1,094,160	$	1,340,729
Resource properties		2,162,873		2,565,536
Capital assets		39,307		54,377
		3,296,340		3,960,642
Valuation allowance		(3,296,340)		(3,960,642)
Net future income tax assets	$	-	$	-

The Company has non-capital losses of approximately $2,910,000 available for deduction against future taxable income. These losses, if not utilized, will expire commencing in 2003. Subject to certain restrictions, the C ompany also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have been recognized in these financial statements as a valuation allowance.

10. **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

During the year ended September 30, 2002, the Company sold capital assets for receivables of $5,657 to a company with common directors.

During the year ended September 30, 2001, the Company received 666,667 common shares of Fremont Gold Corporation at an agreed value of $0.05 (US$0.03) per share to settle receivables totalling $29,846 (US$20,000).

11. **COMMITMENT**

The Company entered into an operating lease agreement for its premise. The annual lease commitments under the lease are as follows:

2003	$	19,260
2004		19,260
2005		19,260
2006		19,260
2007		12,840
	$	89,880

12. SEGMENTED INFORMATION

The Company's assets are located in the following geographic locations:

	2002	2001
Canada	$ 116,020	$ 417,396

The Company's revenue for the year was earned in the following geographic location:

	2002	2001
Canada	$ 26,105	$ 15,943

The Company's loss for the year was incurred in the following geographic locations:

	2002	2001
Canada	$ (253,993)	$ (570,531)
Algeria	-	(3,585,887)
	$ (253,993)	$ (4,156,418)

13. SUBSEQUENT EVENT

Subsequent to year end, the Company arranged a non-brokered private placement of 1,700,000 units at $0.15 per unit. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share at $0.20 per share for two years. This transaction is subject to regulatory approval.

MAXIMUS VENTURES LTD.
(formerly Essex Resource Corporation)
FORM 51-901F – QUARTERLY AND YEAR END REPORT
SEPTEMBER 30, 2002

SCHEDULE A: FINANCIAL INFORMATION

See attached audited consolidated financial statements for the year ended September 30, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited consolidated financial statements for the year ended September 30, 2002.

2. Related party transactions:

   The Company entered into the following transactions with related parties:

   a) Paid consulting fees of $72,000 (2001 - $142,000) to a company controlled by a director.

   b) Paid management fees of $30,000 (2001 - $72,000) to a company controlled by a director.

   c) Paid administration fees of $4,750 (2001 - $16,284) to the former secretary of the Company.

   d) Paid rent of $6,000 (2001 - $Nil) to a company controlled by a director.

3. Securities issued during the year: Nil

4. Summary of securities as at the end of the reporting period:

   a) Authorized: 100,000,000 common shares without par value.

   b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, September 30, 2002	2,556,966	$23,751,85

   c) There were no stock options outstanding at September 30, 2002.

There were no warrants outstanding at September 30, 2002.

There were no shares held in escrow at September 30, 2002.

5. List of Directors and Officers: Ian T. Rozier, Chairman of the Board, Director
Barbara E. Dunfield, President, Secretary, and Director
Paul A. Ray, Director
James Robertson, Director
Douglas B. Hyndman, Director

MAXIMUS VENTURES LTD.
(formerly Essex Resource Corporation)
FORM 51-901F – QUARTERLY AND YEAR END REPORT
SEPTEMBER 30, 2002

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis:

The following discussion of the operating results and financial position of the Company should be read in conjunction with the consolidated financial statements and related notes hereto.

Results of Operations:

The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties. During the current year the Company's name was changed after shareholder approval at the Company's Annual General Meeting from Essex Resource Corporation to Maximus Ventures Ltd. in conjunction with a share consolidation of the Company's share capital of 10 old shares for 1 new share. The Company also passed a Special Resolution, to Alter the Memorandum changing the authorized capital to 100,000,000 shares post consolidation.

Liquidity and Cash Reserves:

At September 30, 2002, the Company had cash and equivalents of $29,315 compared with $313,372 at September 30, 2001. Accounts payable were decreased to $94,321 from $137,579 and obligation under capital also decreased to zero from $34, 102.

Investor Relations:

The Company has no formal agreement in this regard as at September 30, 2002.

Subsequent Events:

In December 2002, the Company announced that subject to Exchange approval that it had arranged a private placement of 1,700,000 units at $0.15 per unit to raise $255,000 in working capital and funds for mineral property evaluations and the Company's business plan.

The Company submitted its business plan as part of TSX Exchange Policy 2.6, Reactivation on January 8, 2003 and announced on January 15, 2003 that the Company had entered into an agreement subject to Exchange approval with Cardero Resource Corporation ("Cardero") whereby the Company could earn an 80% interest in and to the Condor Yacu gold property in Argentina (see Report to Shareholders)..

Legal Proceedings:

None

Related Party Transactions:

The Company entered into the following transactions with related parties:

Paid consulting fees of $72,000 (2001 - $142,000) to a company controlled by a director.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Related Party Transactions: (cont'd...)

Paid management fees of $30,000 (2001 - $72,000) to a company controlled by a director.

Paid administration fees of $4,750 (2001 - $16,284) to the former secretary of the Company.

Paid rent expense of $6,000 (2001 – Nil) to a company controlled by a director.

As at September 30, 2002 prepaid expenses included $14,445 (2001 - $13,840) paid to companies controlled by common directors of the Company.

During the current year, the Company sold capital assets with a book value of $20,978 to a company controlled by common directors $5,657, resulting in a loss on disposal of $15,321.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Report to Shareholders

In recent months the Company has made a concerted effort to meet the TSX Venture Policy 2.6 Reactivation requirements. As part of the reactivation process, the Company announced in December 2002 that, subject to Exchange approval it had arranged a non-brokered private placement of 1.7 million units at $0.15 per unit to raise $255,000. Each unit consists of 1 common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional share for two years at Cdn$0.20 per share. Further to the reactivation plan the Company submitted its business plan to the Exchange on January 8, 2003.

The Company announced on January 15, 2003 that, subject to Exchange approval, it had entered into an agreement with Cardero Resource Corporation ("Cardero") whereby the Company could earn an 80% interest in and to the Condor Yacu gold property in Argentina.

Condor Yacu is located approximately 125km southwest of Salta in Catamarca Province in northwestern Argentina. The area is characterized by a high plateau with elevations generally around 4000 metres in moderately rugged terrain with sparse vegetation and dry climate. Exploration can be carried out year round.

The Condor Yacu property is located near the intersection of the north-south trending Diabillos-Cerro Galan fault zone, a regional shear zone, and the northwest trending Cerro Ratones Lineament. Associated hydrothermal activity at the intersection of these two major features near Condor Yacu is thought to have led to the gold-silver-copper mineralization at the property encountered in drilling in July 2001, when Cardero completed a preliminary diamond drill program in the North Zone. As reported by Cardero this drilling and assaying returned values of 13.77 g/t gold and 81.6 g/t silver over 21.64m in hole CY-01-01, 18.03 g/t gold and 115.3 g/t silver over 76.39m in hole CY-01-01A, and 14.85 g/t gold and 146.6 g/t silver over 14.33m in hole CY-01-02. These values occur in a mineralized structure up to 10m in width that strikes north-south and dips vertically. In the South Zone one hole (CY-02-05) returned values averaging 14.6 g/t gold and 129.31 g/t silver over an estimated true width of 11.42m. Hole CY-02-06 intersected the same structure at a depth of 130m and returned an average grade of 18.74 g/t gold and 129.73 g/t silver over an estimated true width of 1.9m.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

Report to Shareholders (cont'd…)

The Company proposes to conduct a diamond drill program in 2003 in order to further evaluate the width of the structure and grade of gold mineralization between surface and 130m depth, to investigate the extent of the structure along strike, and to evaluate the potential for additional mineralized zones.

In order to acquire the 80% interest in Condor Yacu the Company has agreed to the following terms and conditions that cover both underlying payments and exploration expenditures.

- The Company will reimburse Cardero US$70,000 within 30 days of completion.
- The Company will incur further exploration expenditures of not less than US$130,000 within 12 months of completion (i.e. Year 1).
- The Company will incur further expenditures of not less than US$400,000 within 24 months of completion (i.e. Year 2)
- The Company will incur further expenditures of not less than US$500,000 within 36 months of completion (i.e. Year 3)
- The Company will incur further expenditures of not less than US$900,000 within 48 months of completion (i.e. Year 4)
- Completion (being defined as acceptance of this acquisition/transaction by the TSX Venture Exchange) must occur on or before February 28, 2003.

A finders fee for this acquisition is payable in accordance with TSX rules governing such transactions.

The proposed acquisition of the 80% interest in Condor Yacu is part of the Company's reactivation plan. The Company currently has 2,556,966 shares issued and outstanding. Completion of a financing announced on December 20th, 2002 to raise $255,000 will result in there being 4,256,966 shares issued and outstanding. The Company's proposed acquisition of Condor Yacu, an advanced exploration property, is a major part of the reactivation plan and the Company looks forward to actively exploring and developing the Condor Yacu property in 2003 and beyond.

MAXIMUS VENTURES LT.D
408 - 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6
Tel: 604/685-6851 Fax: 604/685-6493

03 FEB 10 ... 7:21

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of MAXIMUS VENTURES LTD. the "Company") will be held at Suite 408-837 West Hastings Street, Vancouver, B.C., V6C 3N6, on Thursday, March 13, 2003, at 10 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive and consider the Report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended September 30, 2002.

2. To elect directors for the ensuing year.

3. To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration of the auditor.

4. To consider and, if thought fit, to pass an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory acceptances, as more fully set forth in the information circular accompanying this Notice.

   To authorize the directors in their discretion to amend stock options granted to insiders, directors, senior officers, employees or consultants subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.

   INSIDERS TO WHO SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING TRANSACTION. THE APPROVAL OF THE MAJORITY OF DISINTERESTED MEMBERS OF THE OCMPANY IS THEREFORE SOUGHT.

5. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at the 10th Floor, 595 Howe Street, Vancouver, B.C., V6C 2T5, during normal business hours up to Thursday, March 13, 2003 being the date of the Meeting, and at the Meeting.

03 FEB 13 7:21

MAXIMUS VENTURES LTD.
408 – 837 W. Hastings Street
Vancouver, British Columbia,V6C 3N6

INFORMATION CIRCULAR
As at February 3rd, 2003
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Maximus Ventures Ltd. (the "Company") for use at the Annual General Meeting of the Company, at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.

Note: The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

The solicitation will be primarily by mail. Directors, officers or employees of the Company at nominal cost may also solicit proxies personally or by telephone. The cost of this solicitation will be borne by the Company.

RECORD DATE

Members of record on February 3rd, 2003 may vote in person or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their stead.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was delivered to the British Columbia Securities Commission, the Alberta Securities Commission, and the TSX Venture Exchange and was published in The Vancouver Province newspaper on January 16, 2003.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxy holders").

A shareholder has the right to appoint a person other than a Management Proxy holder, to represent the shareholder at the Meeting by striking out the names of the Management Proxy holders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxy holder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and a shareholder as proxy holder appoints one of the Management Proxy holders, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxy holder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters, which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, **Pacific Corporate Trust Company, Stock Transfer Services, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8**, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.

More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Material") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the

Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wish to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follows. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly completed and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxy holders and insert the Non-
Registered Holder's name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "common shares"), of which 2,556,966 common shares are issued and outstanding as January 31, 2003. The holders of the common shares are entitled to one vote for each common share held. Holders of the common shares of record at the close of business on February 3rd, 2003 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

Name	As at January 31, 2003 **No. of Common Shares Owned or Controlled**	**Percentage of Outstanding Common Shares**
CDS & Co. 85 Richmond St. West Toronto, Ontario, M5H 2C9	2,147,011	84%
CEDE & Co. Box 20, Bowling Green Stn. New York, NY, 1004	348,575	14%

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEE.

The following information concerning the respective nominees has been furnished by each of them:

Name, Municipality of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holder, occupation during the past five years	Year first served as a Director	Number of Common Shares beneficially owned, directly or indirectly or over which direction or control is exercised
Ian Rozier West Vancouver	Chairman of the Board and Director. of the Company, Pres. of Newport Exploration	1993	73,403[(1)]
Barbara Dunfield* West Vancouver	President, CEO and Director of the Company. Director & CFO of Newport Exploration Ltd.	1993	43,700

Douglas B.Hyndman* Vancouver	Partner of Kornfeld Mackoff & Co. Law Firm	1997	Nil
Paul A. Ray* Monaco	Businessman	1999	Nil

* Member of the audit committee of the Company

(1) Of the 73,403 common shares – 50,000 are held in the name of Jemma Family Trust, a private company controlled and owned by Ian Rozier. The remaining 23,403 shares are held in the name of Turpin Capital Ltd., a private British Columbia company controlled by Ian T. Rozier.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at September 30, 2002 and the other four most highly compensated executive officers of the Company as at September 30, 2002 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

1. Summary Compensation Table

The following table sets forth, for the financial years ended September 30, 2002, September 30, 2001 and September 30, 2000, the compensation of the President and Chief Executive Officer, and of the four most highly compensated executive officers of the Company, other than the President and Chief Executive Officer (collectively referred to as the "Named Executive Officers").

Name and Principal Position	Fiscal Year Ended Sept 30, 2002, 2001 and 2000	Annual Compensation			Long-Term Compensation			All Other Com-pen-sation
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Pay-outs	
					Common SharesUnder Options/SA RGranted(#)	Restricted Shares or Restricted ShareUnits $	LTIP Pay-outs ($)	
Ian T. Rozier Chairman	2002 2001 2000	 142,000(1) 156,000(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil 1,200,000(2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Kim Casswell* Former Corporate Secretary	2002 2001 1999	4,750 16,284 22.560	Nil Nil Nil	Nil Nil Nil	Nil Nil 45,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Barbara Dunfield President and CEO**	2002 2001 2000	30,000(4) 72,000(4) 72,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil 625,000(5)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1. These amounts were paid to Buccaneer Management Inc., a private British Columbia company controlled by Ian Rozier.
2. These options were in the name of Turpin Capital Inc., a private British Columbia company controlled by Ian Rozier.
4. These amounts were paid to Tabo Investments Ltd., a private British Columbia company controlled by Barbara Dunfield.
5. These options were held in the name of Tabo In vestments Ltd., a private British Columbia company controlled by Barbara Dunfield.

* Kim Casswell was not re -appointed as Corporate Secretary at the March 14, 2002 Annual General Meeting

Pursuant to the terms of TSX Venture Exchange Policy 2.6, the Issuer did not grant new incentive stock options and its insiders did not exercise previously granted stock options.

2. Long-Term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance is paid (whereby performance is measured by reference to financial performance of the price of the Company's securities).

3. Option Grants

The Company granted options to the Name Executive Officers during the Company's most recently completed financial year as set forth in the following table:

Name	Securities Under Option Granted[1]	% of Total Options Granted to Employees in the Fiscal Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiry Date
Ian Rozier	Nil	Nil	Nil	Nil	N/A
Barbara Dunfield	Nil	Nil	Nil	Nil	N/A

4. Option Exercises and Year-End Options

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)[2]	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money[1] Options/SARs at FY-End ($) Exercisable/ Unexercisable
Ian T. Rozier	Nil	Nil	Nil	None
Barbara Dunfield	Nil	Nil	Nil	None
James Robertson	Nil	Nil	Nil	None
Douglas Hyndman	Nil	Nil	Nil	None
Paul Ray	Nil	Nil	Nil	None

5. Option Repricings

The Company did not reprice downward any options during the most recently completed financial year.

6. Pension Plans

The Company does not have a Pension Plan.

7. Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

8. Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no employment contracts with any Named Executive Officer, except as follows:

The Company entered into an agreement dated January 1, 1999 as amended September 1, 2002, with Buccaneer Management Inc. ("Buccaneer"), a private British Columbia company controlled by Ian Rozier, Chairman and Director of the Company. Pursuant to this agreement, Buccaneer shall implement all decisions of the Directors and conduct the ordinary and usual business of the Company, subject at all times to the direction of the Directors. Buccaneer shall receive compensation of $6,000 per month in exchange for its services pursuant the agreement.

The Company entered into an agreement dated January 1, 1999, as amended September 1, 2001, with Tabo Investments Ltd. ("Tabo"), a private British Columbia company controlled by Barbara Dunfield, President of the Company. Tabo provides management and administration services to the Company for a monthly fee of $2,500 in exchange for its services pursuant to TSX Venture Exchange *Policy 2.6 (3.3.5)*.

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect a Named Executive Officer the value of such compensation exceeds $100,000.

9. Compensation Committee

The Company does not have a Compensation Committee.

10. Report on Executive Compensation

Board on Executive Compensation

The Board of Directors administers the Company's executive compensation program. The Board also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

Executive Compensation Program

The Company's executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Base salaries are set at levels which are competitive with the base salaries paid by corporations within the mining industry of a comparable size and with operations at approximately at the same stage, thereby enabling the Company to compete for and retain executives critical to the Company's long term success.

Compensation for the Named Executive Officers consists of a base salary and a longer-term incentive in the form of stock options.

Base Salary

The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Stock Options

Incentive stock options may be granted to directors, officers and employees of the Company in accordance with the policies of the TSX Venture Exchange. The Company's Stock Option Plan (the "Plan") (see attached Schedule "A") states that the aggregate number of shares that may be reserved for issuance pursuant to the Plan will not exceed 20% of the issued and outstanding shares of the Company.

The exercise price per share will never be less than the closing sales price on the TSX Venture Exchange on the last trading day preceding the day on which the option is granted, or if no sale is reported on such business day, then not less than the closing sales price of such shares on the last previous business day on which such shares were traded.

No incentive stock options were granted during the Financial Period. As at September 30, 2002, no stock options were granted or exercised by insiders of the Company pursuant to the terms TSX Venture Exchange *Policy 2.6.*

11. Compensation of Directors

The Company does not compensate its directors in their capacities as such. The shareholders will vote on the acceptance of a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors at the Company's Annual General Meeting to be held on March 13, 2003. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

Amounts due from a director and a company with common directors as identified in the Company's Audited Financial Statements as September 30, 2002, are non-interest bearing, unsecured and with no fixed terms of repayment.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for the election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

APPOINTMENT OF AUDITORS

The management of the Company proposes to nominate Davidson & Company, Chartered Accountants, of 1270-609 Granville Street, Stock Exchange Tower, Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next Annual General Meeting of members. It is proposed that the remuneration to be paid to the auditor be fixed by the directors. Davidson & Company was first appointed as auditors in July 1995.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Approval of Stock Option Plan

The Board of Directors of the Company adopted a new stock option plan (the "Stock Option Plan") effective January 30, 2003, subject to acceptance by the TSX Venture Exchange and the shareholders of the Company.

The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the Company. Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Stock Option Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to the Company and its subsidiaries or employees of companies providing management services to the Company or its subsidiaries (other than persons engaged in Investor Relations activities). The maximum number of Common Shares, which may be issued pursuant to options previously granted and those granted under the Stock Option Plan is not to exceed 20% of the issued capital, on the date of the meeting as determined by the Board of Directors. The Stock Option Plan provides that the number of Common Shares under the Stock Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 20% of the total number of issued and outstanding Common Shares. In addition, the number of shares, which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Stock Option Plan must be approved by a majority of the votes cast by shareholders other than insiders or their associates to whom shares may be issued pursuant to the Stock Option Plan.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Stock Option Plan will be available for review at the annual general meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

(b) Amendment to Existing Stock Options

The Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current TSX Venture Exchange policies, member approval is not required for the grant of stock options if granted in accordance with the policy. However, TSX Venture Exchange policy requires that any amendments to stock options granted to insiders be approved by a majority of the members at the Meeting excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members are being asked to approve the reduction of the exercise price of outstanding incentive options should the market price of the Company's common shares decrease and the policies of the TSX Venture Exchange permit a re-pricing of the exercise price at the discretion of the directors of the Company.

(c) Other Matters

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of January 16th 2003.

BY ORDER OF THE BOARD
MAXIMUS VENTURES LTD.

Ian Rozier, Chairman of the Board

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF MAXIMUS VENTURES LTD. (the "Company")

TO BE HELD AT #408 – 837 W. HASTINGS STREET, VANCOUVER, BC, V6C 3N6

ON THURSDAY, MARCH 13, 2003, AT 10:00 A.M.

The undersigned Member of the Company hereby appoints, IAN ROZIER, Chairman and a Director of the Company, or failing this person, **BARBARA DUNFIELD**, President of the Company, or in the place of the foregoing, ______________________ as proxy holder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED.</u>

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	To elect as Director, **IAN T. ROZIER**	________	________
2.	To elect as Director, **DOUGLAS B. HYNDMAN**	________	________
3.	To elect as Director, **BARBARA E. DUNFIELD**	________	________
4.	To elect as Director, **PAUL A. RAY**	________	________
5.	To appoint **DAVIDSON & COMPANY** as Auditors of the Company	________	________
6.	To authorize the directors to fix the remuneration to be paid to the auditor	________	________
		For	Against
7.	To approve by ordinary resolution the Corporation's stock option plan	________	________
8.	To authorize the Directors to amend options	________	________
9.	To transact such other business as may properly come before the Meeting	________	________

The undersigned member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ________________________________

Please Print Name: ________________________________

Date: ________________________________

Number of Shares ________________________________

Represented by Proxy: ________________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

INSTRUCTIONS FOR COMPLETION OF PROXY:

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If, the Member does not date the proxy form the proxy holder is authorized to date the proxy form as of the date of the Meeting, or adjournment thereof.

3. (i) **If a registered Member wishes to attend the Meeting to vote on the resolution in person**, register your attendance with the Company's scrutineers at the Meeting.

   (ii) **If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person**, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. **If a Member cannot attend the Meeting but wishes to vote on the resolutions, the Member can appoint another person**, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert your appointed proxy holder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxy holder.

5. **If a Member cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named**, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxy holder will vote the securities as if the Member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting if so authorized, the securities will be voted by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy must be received at the office of "Pacific Corporate Trust Company 10th Floor 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or adjournment thereof. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.

MAXIMUS VENTURES LTD.

408-837 West Hastings Street
Vancouver, B.C., Canada, V6C 3N6

To registered and non-registered shareholders:

National Policy Number 41 provides shareholders with the opportunity to elect annually to have their names added to the Company's supplemental mailing list in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete and return to Pacific Corporate Trust Company, 10th Floor 625 Howe Street, Vancouver, B.C., Canada, V6C 3B8.

Name: ______________________________

Postal Address: ______________________

____

Postal/Zip Code: ______________________

I certify that I am the owner of shares of Maximus Ventures Ltd.

Signature: ______________________

Date: ______________________